Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Trust for Professional Managers
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

October [...], 2010

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	TRUST FOR PROFESSIONAL MANAGERS (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Act Registration No: 811-10401
Snow Capital Opportunity Fund (S000011970)
Snow Capital All Cap Value Fund (S000030268)
Snow Capital Small Cap Value Fund (S000030269)
Snow Capital Focused Value Fund (S000030270)
Snow Capital Hedged Value Fund (S000030271)

Dear Ms. Stirling:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of October 12, 2010 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 199 to its registration statement, filed on behalf of its series, Snow Capital Opportunity Fund, Snow Capital All Cap Value Fund, Snow Capital Small Cap Value Fund, Snow Capital Focused Value Fund and Snow Capital Hedged Value Fund (formerly the “Snow Capital Hedged Equity Fund”) (each, a “Fund, and collectively, the “Funds”).  PEA No. 199 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on August 25, 2010 for the purpose of adding four new series to the Trust.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Trust’s responses to your comments are as follows:

Prospectus – Summary Section – Fees and Expenses of the Fund (all Funds)

1.
Staff Comment:  Please revise the statement in the narrative disclosure preceding the Fees and Expenses of the Fund table regarding sales charge discounts to include the specific page numbers in the prospectus and statement of additional information (“SAI”) where this information may be found, per the requirements of Item 3 of Form N-1A.

Response:  The Trust responds by revising the applicable disclosure to read as follows:

“More information about these and other discounts is available from your financial professional and under “Shareholder Information – Sales Charge on Class A Shares,” on page [xx] of this Prospectus and under “Purchase and Redemption of Fund Shares – Sales Charge on Class A Shares” on page [xx] of the SAI.”

2.
Staff Comment:  Please revise the line item for Maximum Deferred Sales Charges to read as follows: “Maximum Deferred Sales Charge (Load) (as a percentage of shares redeemed within 12 months of purchase),” per the requirements of Item 3 of Form N-1A.

Response:  The Trust responds by making the requested revision.

3.	Staff Comment: Please remove footnote (1) to the table as this information is not permitted as a footnote under Item 3 of Form N-1A.

Response:  The Trust responds by removing footnote (1), and by adding an additional line item to the table to show the maximum deferred sales charge (load) as a percentage of the offering price at the time of purchase for purchases of Class A shares in amounts of $1,000,000 or more that are redeemed within 12 months of purchase, per Instruction 2(a)(i) to Item 3 of Form N-1A.  The revised “Shareholder Fees” section of the table appears as follows:

Shareholder Fees (fees paid directly from your investment)
	Class A	Class C	Institutional Class
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.25%	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of shares redeemed within 12 months of purchase)	None	1.00%	None
Maximum Deferred Sales Charge (Load) (as a percentage of purchases of $1,000,000 or more that are redeemed within 12 months of purchase)	0.50%	None	None
Redemption Fee (as a percentage of amount redeemed on shares held 30 days or less)	0.50%	0.50%	0.50%

Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Prospectus – Summary Section – Snow Capital Small Cap Value Fund

4.
Staff Comment:  The Staff notes that the Small Cap Value Fund considers small cap companies to be those within the market capitalization range of the stocks that are included in the Russell 2000® Index.  Please revise the applicable disclosure under the “Principal Investment Strategies” subheading (and also in the related Item 9 disclosure) to include the current range of market capitalizations included in the Russell 2000 Index.

Response:  After considering the Staff’s comment, the Trust has determined that it would be appropriate to revise the Small Cap Value Fund’s definition of small-cap companies to include a range of specific capitalizations, rather than by reference to a market index.  The Trust further responds by revising the applicable disclosure to read as follows:

“To achieve its investment objective, the Small Cap Value Fund will invest at least 80% of its net assets in equity securities of companies with market capitalizations between $100 million and $3 billion (“small-cap companies”).”

Prospectus – Summary Section – Snow Capital Focused Value Fund

5.
Staff Comment:  The Staff notes that the Fund considers mid-cap and large-cap companies to be those with market capitalizations greater than $1 billion.  The Staff considers mid-cap companies to include those companies with market capitalizations of $3 billion and above.  Please consider revising the Fund’s investment strategy to include investments in small-cap companies; alternatively, explain why the Fund’s investment adviser believes investments in companies with market capitalizations between $1 billion and $3 billion would be appropriate for the Fund, given the Fund’s definition of mid-cap and large-cap companies and the statement that the Fund will invest primarily in mid-cap and large-cap companies.

Response:  The Trust has determined that it would be appropriate to revise the Fund’s investment strategy to eliminate the specific references to mid-cap and large-cap companies.  The Trust responds by revising the applicable disclosure to read as follows:

“Under normal market conditions the Fund will invest at least 80% of its net assets in equity securities of companies with market capitalizations greater than $1 billion.  With respect to its remaining assets, the Fund may invest in securities of companies of any size.”

6.
Staff Comment:  The staff notes that the Fund has included risks of investing in small-cap and micro-cap companies as a principal risk.  To the extent that the Fund will invest in small-cap and micro-cap companies as a principal strategy, please add appropriate disclosure under the sub-heading entitled “Principal Investment Strategies.”  If the Fund will not invest in small-cap and micro-cap companies as a principal strategy, please remove the principal risk disclosure.

Response:  The Trust responds by revising the small-cap and micro-cap companies risk disclosure to include only the risks of investing in small-cap companies, consistent with the revised principal strategies disclosure included in the response to comment 5, above.  The revised risk disclosure reads as follows:

Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

“Small-Cap Company Risk.  The risk that the securities of small-cap companies may be more volatile and less liquid than the securities of companies with larger market capitalizations.  Small-cap companies may not have the management experience, financial resources, product diversification and competitive strengths of large- or mid-cap companies and, therefore, their securities tend to be more volatile than the securities of larger, more established companies.”

7.	Staff Comment: Please consider adding disclosure related to the risks of a focused investment approach.

Response:  The Fund responds by adding the following disclosure under the sub-heading entitled “Principal Risks”:

“Focused Fund Risk.  The Fund’s portfolio typically consists of investments in a limited number of companies that are weighted according to the Adviser’s projected return expectations.  As a result, the Fund may be more volatile than a fund that holds investments in a greater number of companies.”

Prospectus – Summary Section – Snow Capital Hedged Equity Fund

8.
Staff Comment:  Please add a requirement that, under normal market conditions, the Fund will invest at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities, consistent with the use of the term “equity” in the Fund’s name and the requirements of Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).  Please also revise any of the Fund’s other investment policies to ensure that they are consistent with the 80% requirement for investment in equity securities.

Response:  The Trust responds by stating supplementally that the Trust, in consultation with the Fund’s investment adviser, has determined that it is appropriate to remove the term “equity” from the Fund’s name.  The Board of Trustees of the Trust has approved a change of the Fund’s name to the “Snow Capital Hedged Value Fund.”  The Trust has revised its registration statement to reflect the change in the Fund’s name.

9.
Staff Comment:  The Staff notes that the Fund may invest up to 50% of its assets in U.S. Government securities, but is then limited to investing only 25% of its assets in debt securities.  Please revise the applicable disclosures to reconcile the percentages with respect to investments in U.S. Government securities and debt securities in general.

Response:  The Trust responds by revising the disclosure under the sub-heading entitled “Principal Investment Strategies for the Hedged Value Fund to read as follows:

“To achieve its investment objective, the Hedged Value Fund invests in domestic equity securities, including common and preferred stocks, convertible securities and shares of other investment companies and exchange-traded funds (“ETFs”) that invest in equity securities.  The Adviser will utilize short equity positions in individual equity securities and ETFs to significantly reduce the portfolio’s overall market exposure.  The Fund may borrow money from banks or other financial institutions to purchase securities, commonly known as “leveraging,” in an amount not to exceed one-third of its total assets, as permitted by the Investment Company Act of 1940, as amended (the “1940 Act”).  The Fund may invest in securities of companies of any size.  In addition to domestic securities, the Fund may have up to 25% of its net assets invested directly or indirectly in foreign securities, including investments in emerging markets.

Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

To the extent deemed appropriate by the Adviser to mitigate the risks of volatility in the U.S. equity market, the Fund seeks protection of investment principal by using derivative instruments.  Through the Fund’s use of options, including covered call options, naked put options, bull and bear spread option trades, put options and index options, the Adviser attempts to enhance equity returns relative to a long-only equity strategy and to lower the overall volatility of the Fund’s investment portfolio.  The Fund may also use futures contracts in place of options to achieve similar results.  The Fund may use an investment in a derivative instrument as a substitute for a comparable market position in the underlying equity security or to attempt to “hedge” or limit the exposure of the Fund’s position in an equity security.

In addition to equity securities, the Fund may invest up to 50% of its net assets in debt securities of varying maturities and durations, including securities issued or guaranteed as to principal and interest by the U.S. Government or its agencies, instrumentalities or sponsored entities, and including debt securities that have been rated below investment grade by a nationally recognized statistical ratings organization (“NRSRO”), commonly referred to as “junk bonds” or “high yield bonds.”  However, the Fund will not purchase debt securities rated as in default by an NRSRO.

The Adviser selects investments for the Fund using a bottom-up approach that seeks to identify companies that the Adviser believes are undervalued and are likely to experience a rebound in earnings due to an event or series of events that creates a price to earnings expansion that leads to higher stock price valuations.  The Fund’s portfolio typically consists of 30 to 50 equity securities that are weighted according to the Adviser’s projected return expectations.  In general, the Adviser may sell an investment when it reaches its target price, when the position grows too large, when the company’s financial position or outlook deteriorates, when an anticipated business catalyst for the investment does not materialize as expected, or to make room in the Fund for a more attractive investment.”

Prospectus – Summary Section – Snow Capital Opportunity Fund and Hedged Value Fund

10.
Staff Comment:  Given the Funds’ ability to invest in derivative securities, please include a discussion of the specific investment strategies that will be employed for each Fund that involve derivative securities, and include specific disclosure with respect to the risks related to such strategies.

Response:  The Trust responds by revising the applicable disclosure for the Hedged Value Fund as shown in response to comment 9, above.  The Trust further responds by revising the applicable principal investment strategies disclosure for the Opportunity Fund to read as follows:

“To achieve its investment objective, the Opportunity Fund invests in domestic equity securities, including common and preferred stocks, convertible securities and shares of other investment companies and exchange-traded funds (“ETFs”) that invest in equity securities.  The Fund may invest in securities of companies of any size.  In addition to domestic securities, the Fund may have up to 25% of its net assets invested directly or indirectly in foreign securities, including investments in emerging markets.

To the extent deemed appropriate by the Adviser to mitigate the risks of volatility in the U.S. equity market, the Fund seeks protection of investment principal by using derivative instruments.  Through the Fund’s use of options, including covered call options, naked put options, bull and bear spread option trades, put options and index options, the Adviser attempts to enhance equity returns relative to a long-only equity strategy and to lower the overall volatility of the Fund’s investment portfolio.  The Fund may also use futures contracts in place of options to achieve similar results.  The Fund may use an investment in a derivative instrument as a substitute for a comparable market position in the underlying equity security or to attempt to “hedge” or limit the exposure of the Fund’s position in an equity security.  .

Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

In addition to equity securities, the Fund may invest up to 50% of its net assets in debt securities of varying maturities and durations, including securities issued or guaranteed as to principal and interest by the U.S. Government or its agencies, instrumentalities or sponsored entities, and including debt securities that have been rated below investment grade by a nationally recognized statistical ratings organization (“NRSRO”), commonly referred to as “junk bonds” or “high yield bonds.”  However, the Fund will not purchase debt securities rated as in default by an NRSRO.

The Adviser selects investments for the Fund using a bottom-up approach that seeks to identify companies that the Adviser believes are undervalued and are likely to experience a rebound in earnings due to an event or series of events that creates a price to earnings expansion that leads to higher stock price valuations.  The Fund’s portfolio typically consists of 30 to 50 equity securities that are weighted according to the Adviser’s projected return expectations.  In general, the Adviser may sell an investment when it reaches its target price, when the position grows too large, when the company’s financial position or outlook deteriorates, when an anticipated business catalyst for the investment does not materialize as expected, or to make room in the Fund for a more attractive investment.”

The current risk factor disclosure for the Funds addresses the risks associated with the Funds’ investments in options and futures.

Prospectus – Summary Section – Snow Capital Opportunity Fund

11.	Staff Comment: Please update the performance disclosure for the Fund to include the calendar year-to-date return as of the most recent calendar quarter.

Response:  The Trust responds by revising the applicable disclosure to read as follows:

“The calendar year-to-date return for the Fund’s Institutional Class shares as of September 30, 2010 was 0.95%.”

Prospectus - Investment Strategies, Related Risks and Disclosure of Portfolio Holdings – Investment Objectives

12.
Staff Comment:  To the extent that the Hedged Equity Fund adopts a policy of investing at least 80% of its net assets in equity securities, please revise the disclosure with respect to changes in the Funds’ investment objectives and strategies to note that the Hedged Equity Fund will not make any change in its investment policy of investing at least 80% of net assets in investments in equity securities without first changing the Fund’s name and providing shareholders with at least 60 days’ prior written notice.

Response:  The Trust responds by stating supplementally that, given the Trust’s decision to change the Fund’s name, as noted in response to comment 8, above, no revision to this disclosure is necessary.

Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Prospectus – Management of the Fund – Prior Performance of the Adviser’s Similar Accounts

13.	Staff Comment: Please include a statement in this section to clarify why performance for accounts similar to the Focused Value Fund and Hedged Equity Fund is not shown in this section.

Response:  The Trust responds by adding the following statement to the end of this section:

“The Adviser does not have composite performance information for accounts using investment objectives, policies and strategies that are substantially similar to the investment strategies that the Adviser uses to manage the Hedged Value Fund.”

The Trust responds further by stating supplementally that separate account performance is available for the Focused Value Fund, and by revising this section of the prospectus to read as follows:

Prior Performance of the Adviser’s Similar Accounts
The All Cap Value Fund, Small Cap Value Fund, Focused Value Fund and Hedged Value Fund each recently commenced operations and, as a result, have no prior performance history.  The tables below provide some indication of the risks of investing in the All Cap Value Fund, Small Cap Value Fund and Focused Value Fund by showing changes in the performance of the Adviser’s All Cap Value Equity Composite (the “All Cap Composite”), Small Cap Value Equity Composite (the “Small Cap Composite”), and Focused Value Composite and by comparing their performance with a broad measure of market performance.  The performance shown is the performance of all the Adviser’s fully discretionary private accounts managed using investment objectives, policies and strategies that are substantially similar to the investment strategies that the Adviser uses to manage the All Cap Value Fund, Small Cap Value Fund and Focused Value Fund, respectively.  Each Composite has been managed by the same portfolio managers that manage the All Cap Value Fund, Small Cap Value Fund and Focused Value Fund.  The performance of the All Cap Value Fund, Small Cap Value Fund and Focused Value Fund may not correspond with the performance of the discretionary private accounts comprising the All Cap Composite, Small Cap Composite and Focused Value Fund.

The composite returns were prepared by the Adviser in compliance with the Global Investment Performance Standards (“GIPS”).  The returns are calculated by the Adviser based on total return, including gains or losses plus income, after deducting all costs incurred by the accounts, and include reinvested dividends.  Net of fee performance for each Composite was calculated using a management fee of 1.00% applied monthly.  If the private accounts comprising a Composite had been subject to the same fees and expenses as the related Fund, the performance of the Composite would have been lower.  You should note that once the All Cap Value Fund, Small Cap Value Fund and Focused Value Fund have performance history, they will compute and disclose their average annual total return using the standard formula set forth in rules promulgated by the SEC, which differs in certain respects from the methods used to compute total return for the Composites.  The performance of the Composites would have been lower had it been calculated using the standard formula promulgated by the SEC.  The private accounts comprising each Composite are not subject to certain investment limitations, diversification requirements and other restrictions imposed by the 1940 Act and the Internal Revenue Code of 1986, as amended.  Additionally, if applicable, such limitations, requirements and restrictions might have adversely affected the performance results of a Composite.  Past performance of the Composites is not necessarily indicative of the future performance results of the All Cap Value Fund, Small Cap Value Fund and Focused Value Fund.

Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

The performance data set forth below is for the All Cap Composite, Small Cap Composite and Focused Value Composite and is not the performance results of the All Cap Value Fund, Small Cap Value Fund and Focused Value Fund.  This performance data should not be considered indicative of a Fund’s future performance.

All Cap Composite - Total Returns for the Periods Ended December 31, 2009:

	One Year	Five Years	Since Inception (1/1/1992)
All Cap Composite (Net of Fees)	41.20%	0.07%	14.18%
S&P 500® Index	26.50%	0.04%	7.75%
Russell 3000® Value Index	19.80%	-0.24%	9.14%

Small Cap Composite - Total Returns for the Periods Ended December 31, 2009:

	One Year	Since Inception (10/31/2006)
Small Cap Composite (Net of Fees)	63.70%	-2.45%
Russell 2000® Value Index	20.60%	-6.72%

Focused Value Composite - Total Returns for the Periods Ended December 31, 2009:

	One Year	Since Inception (1/1/2009)
Focused Value Composite (Net of Fees)	69.88%	69.88%
Russell 1000® Value Index	19.69%	19.69%

The Adviser does not have composite performance information for accounts using investment objectives, policies and strategies that are substantially similar to the investment strategies that the Adviser uses to manage the Hedged Value Fund.

14.
Staff Comment:  With respect to the statements that the composite returns “may have been lower” if (i) the private accounts comprising a composite had been subject to the same fees and expenses as the related Fund, and (ii) had the returns been calculated using the standard formula promulgated by the SEC, please revise to definitively state whether the returns would have been higher or lower in each event.

Response:  The Trust responds by replacing “may have been lower” with “would have been lower” in each applicable disclosure.

15.	Staff Comment: Please remove the “gross of fees” returns for each composite, as this information is not allowed in the prospectus.

Response:  The Trust responds by removing the “gross of fees” line item from the returns for each composite.

Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ John P. Buckel

John P. Buckel
Vice President
Trust for Professional Managers